Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross completes Great Bear Preliminary Economic Assessment

Annual production reaches over 500,000 ounces

Impressive margins with low AISC1 of ~$800/oz

Drilling beyond PEA inventory shows high-grade mineralization at depth

Toronto, Ontario – September 10, 2024 – Kinross Gold Corporation (TSX: K, NYSE: KGC) (“Kinross” or the “Company”) today is pleased to provide an update on the Great Bear project (the “Project”), located in Red Lake, Ontario, Canada.

This news release contains forward-looking information about expected future events and financial and operating performance of the Company. We refer to the risks and assumptions set out in our Cautionary Statement on Forward-Looking Information located on page 13 of this release. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.

Kinross has completed a Preliminary Economic Assessment (PEA) for the Great Bear project which supports the Company’s acquisition thesis of a top tier high-margin operation in a stable jurisdiction with strong infrastructure. Based on mineral resources drilled to date, the PEA outlines a high-grade combined open pit and underground mine with an initial planned mine life of approximately 12 years and production cost of sales2 of $594 per ounce. The Project is expected to produce over 500,000 ounces per year at an all-in sustaining cost (AISC)1 of approximately $800 per ounce during the first 8 years through a conventional, modest capital 10,000 tonne per day (tpd) mill.

Kinross has also released an updated mineral resource estimate increasing the inferred resource estimate by 568koz. to 3.884 Moz. which is in addition to the existing M&I resource estimate of 2.738 Moz3. The mineral resource estimate and PEA for the Great Bear project are available at www.kinross.com.

CEO Commentary:

"This PEA marks an important milestone for Great Bear and reaffirms our view of it as a high-quality asset with robust economics and a clear path to become a world class operating mine," said Paul Rollinson, Chief Executive Officer of Kinross Gold Corporation. "The Project represents a strong combination of high-margin production and modest capital requirements, with the opportunity for significant resource growth in the future.

“This PEA represents the first view of unlocking Great Bear’s full potential. Based on surface drilling to date, the PEA provides an initial snapshot in time of the Project. The ongoing drilling at depth has already shown multiple wide, high-grade intercepts beyond the current resource used in the PEA. This demonstrates the continuation of mineralization at depth and the upside potential for further resource and mine life additions as we progress exploration underground.

“These positive results are underpinned by a strong mining jurisdiction with a skilled labour pool and solid regional infrastructure. We have both the financial and technical resources to advance the development of this exciting new Project in our portfolio."

1 AISC is a non-GAAP financial measure. The definition and purpose of this non-GAAP financial measure is included on page 11 of this news release. Non-GAAP financial measures and ratios have no standardized meaning under IFRS and therefore, may not be comparable to similar measures presented by other issuers. Please see average production cost of sales in the table entitled “PEA study financial highlights” for the related estimated GAAP financial measure.

2 “Production cost of sales per ounce” is defined as production cost of sales divided by total ounces sold.

3 See the table below titled “Great Bear Summary of project mineral resources” for grade and quantity of mineral resource estimate.

p. 1 Kinross releases PEA for Great Bear project	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Key PEA Highlights:

•	The Great Bear PEA demonstrates a top-tier high margin operation in a stable jurisdiction in Ontario, Canada. The Project is located within the prolific Red Lake Greenstone Belt 24 kilometres from Red Lake, a town with a long history of mining, significant infrastructure including a paved highway and provincial power lines, and access to experienced, skilled labour.
•	The results from the PEA affirm that Great Bear has the potential to be a cornerstone asset with a top tier production profile, low costs, and significant value.
•	The PEA mine plan demonstrates an excellent estimated internal rate of return (IRR) and after-tax net present value (NPV) at a range of gold prices.

PEA study physical highlights[4]
Annual production (koz. / first 8 years)	518
Annual production (koz. / life of mine average)	431
Life of mine production (Moz. Au)	5.3
Mill Processing rate (tpd)	10,000
Underground peak mining rate (tpd)	6,000
Life of mine tonnes processed (million tonnes)	44.6
Average grade processed (g/t Au)	3.87
Average recovery rate (% Au)	95.7

PEA study financial highlights
Average production cost of sales (per Au oz.)[2,5]	$594
Average all-in sustaining costs (per Au oz.)[1,5]	$812
Total initial construction capital cost (US$ millions)	$1,181
Total capitalized mine development (US$ millions)	$248
Total initial project capital (US$ millions)	$1,429

Great Bear IRR and NPV estimates based on gold price[6,7,8,9]
	$1,900/oz.	$2,500/oz.
IRR	24.3%	35.5%
NPV	$1.9 billion	$3.3 billion
Payback period (years)	2.7	1.7

4 The PEA is preliminary in nature and is based, in part, on Inferred Mineral Resources. Inferred Mineral Resources are considered too geologically speculative to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that the economic forecasts on which the PEA is based will be realized.

5 Average production cost of sales and average AISC represent costs for projected production for the life of mine.

6 The economic analysis of the project was carried out using a discounted cash flow approach on a pre-tax and after-tax basis, based on a long-term gold price of $1,900/oz in USD and cost estimates prepared in CAD.

7 An exchange rate of 0.74 USD per 1.00 CAD was assumed to convert CAD market price projections and particular components of the capital cost estimates into USD.

8 The IRR on total investment that is presented in the economic analysis was calculated assuming 100% equity financing except open pit fleet, though Kinross may decide in the future to finance part of the project with debt financing.

9 The NPV was calculated from the after-tax cash flow generated by the project, based on a discount rate of 5% and a valuation date of January 1, 2026.

p. 2 Kinross releases PEA for Great Bear project	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Mine Plan

The initial mine plan outlines concurrent open pit and underground mining over the first 8 years followed by combined underground mining and stockpile processing in years 8 to 12. The decision to mine the open pit and underground concurrently from the start provides significant production flexibility and time to continue exploration drilling from underground to further expand the resource and mine life.

The PEA demonstrates an initial life-of-mine (LOM) of approximately 12 years with total production of approximately 5.3 Moz. of gold. However this represents a point in time estimate of the mine plan and is only a window into the long-term potential of the asset given the limitations of drilling at depth from surface. Exploration drilling at depths up to 1,600 metres has already demonstrated continuation of high-grade mineralization with strong widths well below the current PEA inventory, highlighting the upside potential of this asset.

The high-grade open pit will be mined with a dual fleet strategy to provide selective mining of the high-grade material and lower cost mining of the waste, mining a peak of 26 million tonnes of material, and providing a peak of 9,000 tpd of mineralized material.

Figure 1: Open Pit mining plan

For the underground, the primary mining method is long hole open stoping with paste backfill and cemented rock fill. First stope production is expected to begin in 2029, subject to permitting, and to continue for 12 years with a peak production rate of 6,000 tpd, with potential to expand beyond this run rate as extensions to the underground resource are targeted. At peak, the underground will have a mining rate of 6,000 tpd between 2035 and 2038, producing an average of 327koz. per annum.

p. 3 Kinross releases PEA for Great Bear project	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Figure 2: Underground mining plan

The combination of the open pit and underground production in the years 1 to 8 will allow for processing of higher-grade material and stockpiling of the remaining feed to supplement underground production in the latter years of the mine life. This strategy drives a milled grade of 4.6 g/t in years 1 to 8 and an average production of 518koz. per annum over these years.

Figure 3: Concurrent Open Pit and Underground Gold Production

p. 4 Kinross releases PEA for Great Bear project	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Figure 4: Mill Throughput

Open pit mining operations
LOM material mined	187.9 Mt
LOM plant feed mined	24.3 Mt
Average grade	3.0 g/t Au
Strip ratio	6.7 (waste: plant feed)
Peak mining rate (all materials)	26.2 Mtpa
Mining unit cost (including capitalized mining)	$3.59 ($/t mined)
Underground mining operations
LOM plant feed mined	20.3 Mt
Average grade	4.9 g/t Au
Steady State Mining Rate (plant feed)	6,000 tpd
Mining unit cost (excluding capitalized mining)	$68.70 ($/t processed)

Mill, Processing and Tailings Design

For the PEA, a conventional milling circuit for free milling mineralization was selected, targeting an average processing rate of 10,000 tpd. This scale of plant configuration simplifies construction, drives high margins and production scale in the early years with selective processing of higher-grade material when mining both open pit and underground, and avoids oversizing the mill for a potential underground only scenario in the latter years of the mine life at Great Bear.

Kinross has completed a comprehensive metallurgical test work program including detailed chemical head analysis, mineralogy, gold deportment, comminution, and leaching and gravity recovery testing across a selection of composite samples. The results of the test work program indicated clean metallurgy with no deleterious elements and very strong recoveries, with average LOM recovery of 95.7% projected in the PEA. The clean metallurgy and conventional circuit are expected to further de-risk project construction and execution.

Based on the metallurgical test results, Great Bear’s processing plant has been designed as a conventional circuit with a proposed flowsheet including semi-autogenous grinding (SAG) and ball milling, pebble crushing, gravity concentration, leaching followed by carbon-in-pulp adsorption (CIP), elution, electrowinning, and smelting to produce gold doré.

p. 5 Kinross releases PEA for Great Bear project	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Key Processing Data
Mill processing rate (tpd)	10,000
Total plant feed (Mt)	44.6
LOM avg. feed grade (g/t Au)	3.87
LOM contained gold (Moz)	5.5
LOM avg. recovery (% Au)	95.7
LOM recovered gold (Moz)	5.3

Kinross has invested substantial effort into early technical studies and design for tailings processing and management facilities at Great Bear leveraging the best available technologies to ensure the highest environmental standards.

As a result, the PEA design includes the addition of a desulphurization flotation circuit to remove sulphides and render the tailings non-acid generating, and a rigorous design criteria for all tailings storage facilities at the site.

As well, the LP Viggo Pit has been pulled forward to be mined during project construction in order to provide a robust in-pit tailings storage facility for the sulphide concentrate from the desulphurization flotation circuit, eliminating the need for a dam to impound the sulphide concentrate.

Capital Expenditure

The total initial construction capital is forecasted at $1.2 billion. Capitalized mine development prior to commercial production is expected to be approximately $250 million, comprised of $105 million related to open pit mining and $143 million related to underground capital development which will support higher production in the early years. The majority of the capitalized open pit mining is driven by the strategic decision to pull forward mining of the Viggo pit during construction to provide low-cost construction rock, early mill feed and a robust in-pit solution for the tailings concentrate.

Within the construction capital, the site development, water treatment and infrastructure area includes the truck shop, admin facilities, and camp. It also includes state of the art water treatment including ultra-filtration and a robust site-wide water management strategy to ensure the highest environmental standards.

Additionally, the capital estimate includes indirect and contingency costs, where indirect and owner costs are 40% of total direct costs and the contingency is 22%, providing further confidence in the PEA’s total estimate.

The Project’s capital requirements are expected to be manageable for Kinross and are forecasted within the Company’s planned annual capex profile in the range of $1 billion. Kinross is confident it can continue to prioritize its investment grade balance sheet and comfortably fund Great Bear, along with other planned capital spending.

p. 6 Kinross releases PEA for Great Bear project	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Great Bear capital cost estimates (US$ millions)
Direct Capital Costs
Mine equipment	$85
Site development, water treatment and infrastructure	$239
UG Infrastructure	$49
Processing	$217
Power	$47
Tailings management facility	$52
Total Direct Costs	$689
Indirect	$276
Contingency	$216
Total Initial Construction Capital Cost	$1,181
Capitalized open pit mining	$105
Capitalized underground development	$143
Total Capitalized Mine Development	$248
Total Initial Project Capital	$1,429
Life of Mine Sustaining Capital	$1,034
Total Growth Capital	$97[10]

Next Steps and Permitting

Kinross is continuing to progress work in several areas across the Project, for both the advanced exploration program (AEX) and the Main Project. Both the AEX and Main Project remain subject to permitting, which continues to advance. The AEX permitting is a provincial process and Kinross is working closely with the authorities on finalizing the permits. The Main Project’s permitting is mainly a federal permitting review process driven by the Impact Assessment Agency of Canada (IAAC), with some provincial permitting components. Kinross was pleased to recently receive the Tailored Impact Statement Guidelines from IAAC, which will assist with completing the draft Impact Statement.

For the AEX, detailed engineering, execution planning, and procurement continues to progress well. The Company is targeting to commence surface works in 2024, subject to receiving provincial permits.

For the Main Project, Kinross expects to advance engineering definition and execution planning following the selection of design partners later this year. Work on permitting of the Main Project is ongoing and will require federal review under the Impact Assessment Act. An Impact Statement is currently in process and is expected to be submitted to the IAAC next year.

Kinross has actively engaged and consulted with Indigenous communities and organizations and has commenced negotiations of a Project Agreement with its First Nations partners, Lac Seul and Wabauskang, on whose traditional territories the Great Bear project is located.

10 The long-term power supply strategy for the Project is to obtain enough power supply from the Ontario power grid to avoid self-generation and the use of natural gas. To secure the necessary grid power supply, Kinross estimates it will need to make a capital contribution of approximately $97 million.

p. 7 Kinross releases PEA for Great Bear project	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Resource update and exploration

The Mineral Resources11 at the property have been estimated for three zones: LP, Hinge, and Limb. As of April 2, 2024, approximately 568,000 ounces of inferred resources have been added from the LP zone to the total resource compared to year end 2023, bringing the total inferred resource to 3.9 Moz., in addition to 2.7 Moz. of M&I resources.

Mineral resources have been calculated at a gold price of $1,700 and the open pit reflects a $1,400 pit shell. The open pit cutoff grade is 0.55 g/t and the underground cut off grade of is 2.3 g/t for the main LP zone. The $1,400 pit shell has been chosen as this represents the optimal trade-off point at which underground extraction below the pit shows higher potential margins then deepening the open pit.

Great Bear Summary of project mineral resources[12,13,14,15,16,17] (as at April 2, 2024)
Classification	Tonnes	Grade	Gold Ounces
	(000)	(g/t Au)	(000)
Measured	1,556	3.04	152
Indicated	28,711	2.80	2,586
TOTAL M&I	30,267	2.81	2,738
Inferred	25,480	4.74	3,884

Given the Company’s current understanding of the orogenic system, and the significant high-grade extensions realized at the main LP zone, Kinross expects the strong grades to continue as drilling extends deeper. To date, Kinross has completed more than 420 kilometres of drilling on the property and results have been very strong, supporting the Company’s view that high-grade mineralization extends at depth and indicating the potential for resource growth over time.

Kinross’ 2023 and 2024 exploration program resulted in the addition of significant ounces at improved grades compared with the initial project mineral resource declared at year end 2022, with the bulk of additions in the high-grade underground between 500 metres and 1 kilometre.

This recent drilling, highlighted by the deepest hole drilled on the property to date, which returned 3.8 metres at a grade of 9.5 g/t at nearly 1.6 kilometres vertical depth at the LP zone, demonstrates the impressive continuity of this system. Exploration drilling at Great Bear continues to see success beyond the PEA inventory. Drill holes BR-888 and BR-888C2 are the deepest drill holes on the property to date and have intersected high grade mineralization 1,600 metre vertically below surface.

Furthermore, exploration drilling at both the Discovery and Yauro zones have also intersected mineralization beyond the PEA inventory. Drill hole BR-770C3 intersected 22.7 metres at 6.51 g/t at Yauro and BR-896 intersected 5.4 metres at 7.82 g/t at Discovery. These drill holes demonstrate the successful expansion of mineralization through drilling, not just at depth, but along strike and linking zones.

11 Mineral Resources are stated in accordance with CIM (2014) Definitions as incorporated by reference into NI 43-101. Mineral Resources are estimated for the LP zone and satellite Hinge and Limb zones and have an effective date of April 2, 2024.

12 Mineral resources estimated according to CIM (2014) Definitions.

13 Mineral resources estimated at a gold price of $1,700 per ounce.

14 Open pit mineral resources are reported within optimized pit shells at a cut-off grade of 0.55 g/t Au.

15 Underground mineral resources are reported within underground reporting shapes at cut-off grades of 2.3 g/t Au for the LP zone, 2.5 g/t Au for the Limb zone, and 2.4 g/t for the Hinge zone. An incremental cut-off grade of 1.7 g/t Au was used at the LP zone for areas that do not require additional development.

16 Mineral resources that are not mineral reserves do not have demonstrated economic viability.

17 Numbers may not add due to rounding.

p. 8 Kinross releases PEA for Great Bear project	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Figure 5: Resource Growth - continuing to see high-grade intercepts outside of the PEA inventory

The PEA represents a point in time estimate and is only a window into the long-term potential of the asset given the indications of continued mineralization at depth. As a result, the Company is focused on progressing the AEX to begin drilling underground to continue unlocking the full potential of the asset.

In 2024, the Company will continue to focus drilling to link zones at depth at LP and further directional work at Hinge and Limb. Exploration will also focus resources on brownfield exploration work on the newly expanded ~120 square kilometre land package to look for additional open pit and underground opportunities.

Great Bear Technical Presentation details

In connection with this news release, Kinross will hold a conference call and audio webcast on Tuesday, September 10, 2024, at 9:00 a.m. EDT, followed by a question-and-answer session. To access the call, please dial:

To access the call:

Webcast Link: https://meetings.lumiconnect.com/400-478-546-594

Canada & US toll-free: 1-866-613-0812

Outside of Canada & US: 647-694-2812

Replay (available 30 days after the call):

Canada & US toll-free: 1 (877) 454-9859

Outside of Canada & US: (647) 483-1416

Passcode: 4887947

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on www.kinross.com.

p. 9 Kinross releases PEA for Great Bear project	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

About Kinross Gold Corporation

Kinross is a Canadian-based global senior gold mining company with operations and projects in the United States, Brazil, Mauritania, Chile and Canada. Our focus is on delivering value based on the core principles of responsible mining, operational excellence, disciplined growth, and balance sheet strength. Kinross maintains listings on the Toronto Stock Exchange (symbol: K) and the New York Stock Exchange (symbol: KGC).

Media Contact

Victoria Barrington

Senior Director, Corporate Communications

phone: 647-788-4153

victoria.barrington@kinross.com

Investor Relations Contact

David Shaver

Senior Vice-President

phone: 416-365-2761

david.shaver@kinross.com

p. 10 Kinross releases PEA for Great Bear project	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

APPENDIX A

Non-GAAP financial measures

The Company has included certain non-GAAP financial measures in this document. These financial measures are not defined under IFRS and should not be considered in isolation. The Company believes that these financial measures, together with financial measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these financial measures is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS. These financial measures are not necessarily standard and therefore may not be comparable to other issuers.

All-in sustaining cost

All in sustaining cost is a non-GAAP financial measure calculated based on guidance published by the World Gold Council (“WGC”). The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies including Kinross. Although the WGC is not a mining industry regulatory organization, it worked closely with its member companies to develop these metrics. Adoption of the all-in sustaining cost metric is voluntary and not necessarily standard, and therefore, this measure presented by the Company may not be comparable to similar measures presented by other issuers. The Company believes that the all-in sustaining cost measure complements existing measures and ratios reported by Kinross.

All-in sustaining cost includes both operating and capital costs required to sustain gold production on an ongoing basis. Sustaining operating costs represent expenditures expected to be incurred at Great Bear that are considered necessary to maintain production. Sustaining capital represents expected capital expenditures comprising mine development costs, including capitalized waste, and ongoing replacement of mine equipment and other capital facilities, and does not include expected capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements.

p. 11 Kinross releases PEA for Great Bear project	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

APPENDIX B

Proposed Site Layout

p. 12 Kinross releases PEA for Great Bear project	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

APPENDIX C

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements contained in this news release include, without limitation, statements with respect to: the calculation of mineral resources at the project and the possibility of eventual economic extraction of minerals from the project; the identification of future mineral resources at the project; the Company’s ability to convert existing mineral resources into categories of mineral resources or mineral reserves of increased geological confidence; the projected yearly gold production profile from both open pit and underground operations, all-in sustaining costs, mill throughput and average grades; future plans for exploration drilling; the projected economics of the project, including total gold sales, margins, taxes, average annual production, the net present value of the project, the internal rate of return on the project, project payback period, average yearly free cash flow, life of mine unit costs, projected mine life, the total initial capital and sustaining capital required; the project design, including the location of the tailings management facility, process plant, infrastructure area, stockpile areas, the anticipated advanced exploration site and the proposed open pit and underground mine plans; the project development timeline to production including the Company’s work relating to its Impact Statement and permitting future phases of the project and development and construction of and production at the project, including the possibility of constructing either or both of an open pit and underground mines; the timing of and future prospects for exploration and any expansion of the project, including upside associated with the project’s land package and via exploration at depth beneath the proposed underground mine; the potential for expanding the initial mineral resource and the potential for identifying additional mineralization in areas of intercepts and conceptual areas for extension and expansion; potential recovery rates or processing techniques; and the Company’s plans to construct an exploration decline. The words “believe”, “conceptual”, “expect”, “future”, “plan”, “potential”, “progress”, “prospective”, “target”, “view” and “upside” or variations of or similar such words and phrases or statements that certain actions, events or results “may”, “could”, “will” or “would” occur, and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our Annual Information Form dated March 27, 2024 and our full-year 2023 Management’s Discussion and Analysis as well as: (1) there being no significant disruptions affecting the activities of the Company whether due to extreme weather events and other or related natural disasters, labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting and development of the project being consistent with the Company’s expectations; (3) political and legal developments in Ontario and Canada being consistent with its current expectations; (4) the accuracy of the current mineral resource estimates of the Company (including but not limited to ore tonnage and ore grade estimates); (5) certain price assumptions for gold and silver and foreign exchange rates; (6) Kinross’ future relationship with the Wabauskang and Lac Seul First Nations and other Indigenous groups being consistent with the Company’s expectations; and (7) inflation and prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with anticipated levels. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Factors” section of our Annual Information Form dated March 27, 2024, and the “Risk Analysis” section of our full year 2023 Management’s Discussion & Analysis. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward looking statements, except to the extent required by applicable law.

Other information

Where we say “we”, “us”, “our”, the “Company”, or “Kinross” in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s mineral properties contained in this news release has been prepared under the supervision of Mr. Nicos Pfeiffer Sims who is a “qualified person” within the meaning of National Instrument 43-101.

Source: Kinross Gold Corporation

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